NOTICE OF 2006 FISCAL YEAR END RESULTS

 AND

CONFERENCE CALL/WEBCAST

VANCOUVER, BRITISH COLUMBIA, June 14, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) will release its 2006 fiscal year end results after the North American markets close on Thursday, June 22, 2006.

Graham Mackenzie, President and Chief Executive Officer of Pine Valley, will host a conference call and webcast to discuss the annual results on Friday, June 23, 2006 at 8:00am PDT / 11:00am EDT.

The call can be accessed by calling the operator at 416-695-5261 or toll free on 1-877-888-4210 prior to the scheduled start time. A playback version of the call will be available for two weeks up to July 7, 2006 at 416-695-5275 or North America toll free 1-888-509-0081.

A live webcast of the call will be available via a link at the Company’s web site -  www.pinevalleycoal.com.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION

_______________________

Graham Mackenzie

President and Chief Executive Officer

Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development

    and Commercial Operations

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com